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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
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                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1
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                      E. I. DU PONT DE NEMOURS AND COMPANY
                                (NAME OF ISSUER)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                            PAR VALUE $.30 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  263534 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             HOWARD R. RUDGE, ESQ.
                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                 (302) 774-1000

                                    COPY TO

                               LOU R. KLING, ESQ.
                           EILEEN NUGENT SIMON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                               TEL: 212-735-3000
                               FAX: 212-735-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                 JULY 14, 1999
                    (DATE TENDER OFFER FIRST PUBLISHED, SENT
                         OR GIVEN TO SECURITY HOLDERS)
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                           CALCULATION OF FILING FEES
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
TRANSACTION VALUATION(1)                           AMOUNT OF FILING FEE
      $646,080,000                                       $129,216

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[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $129,216
Form or Registration No.:       Schedule 13E-4
Filing party:                   E. I. du Pont de Nemours and Company
Date Filed:                     July 14, 1999

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(1) This amount assumes the acquisition by E. I. du Pont de Nemours and Company of 8,000,000 shares of its common stock for $80.76 per share.

                                        2
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     E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont")
hereby supplements its Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on July 14, 1999, with respect to the DuPont's offer to purchase shares of its common stock par value $.30 per share ("DuPont Common Stock"), held by Non-U.S. persons, upon terms and subject to the conditions stated in the offer to purchase dated July 14, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer").

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(16) Press release dated August 5, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          E.I. du Pont de Nemours and Company

                                          By /S/ GARY M. PFEIFFER

                                            ------------------------------------
                                             Name: Gary M. Pfeiffer
                                             Title:  Senior Vice President and
                                                     Chief Financial Officer

Dated: August 9, 1999
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                                 EXHIBIT INDEX

EXHIBIT                                 DESCRIPTION
-------                                 -----------
(a)(16)                Press release dated August 5, 1999.